UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _________

Commission file number 0-23246

Daktronics, Inc.
        (Name of issuer of the securities held pursuant to the plan)

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Daktronics,Inc. 401(k) Plan

B.     Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Daktronics, Inc.
                  331 32nd Avenue
                  Brookings, SD 57006

DAKTRONICS, INC. 401(k) PLAN
FORM 11-K
For the Plan Year Ended April 30, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee
Daktronics, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Daktronics, Inc. 401(k) Plan as of April 30, 2004 and 2003, and the related statements of changes in net assets available for benefits for the year and four-month period ended April 30, 2004 and April 30, 2003 respectively. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at April 30, 2004 and 2003, and changes in its net assets available for benefits for the year and the four-month period then ended, respectively, in conformity with U.S. generally accepted accounting principals.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of April 30, 2004 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
July 28, 2004

DAKTRONICS, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
APRIL 30, 2004 AND APRIL 30, 2003

	April 30,	April 30,
	2004	2003

ASSETS

Investments at fair value
Daktronics, Inc. common stock	$22,296,468	$15,289,435
Mutual funds	12,122,788	8,517,706
Money market mutual fund	1,354,957	680,559
Common/collective trust	809,271	759,747
Participant notes receivable	607,455	473,077

	37,190,939	25,720,524
Receivables
Employer contributions	703,138	42,003
Accrued interest	6,173	853

	709,311	42,856

Cash	19,451	16,151

Total assets	37,919,701	25,779,531

LIABILITIES
Excess contributions payable	3,147	22,457

Total liabilities	3,147	22,457

Net assets available for benefits	$37,916,554	$25,757,074

See accompanying notes to financial statements

DAKTRONICS, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
TWELVE MONTHS ENDED APRIL 30, 2004
AND FOUR MONTHS ENDED APRIL 30, 2003

	April 30,	April 30,
	2004	2003

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$9,925,500	$927,940
Interest and dividends	218,322	59,010

	10,143,822	986,950

Contributions:
Employer	1,139,479	160,538
Participants	1,818,339	522,180

	2,957,818	682,718

Total additions	13,101,640	1,669,668

Deductions from net assets attributed to:
Benefits paid to participants	839,341	495,676
Administrative expenses	102,819	1,875

Total deductions	942,160	497,551

Net increase	12,159,480	1,172,117

Net assets available for benefits:
Beginning of year	25,757,074	24,584,957

End of year	$37,916,554	$25,757,074

See accompanying notes to financial statements

DAKTRONICS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1. SIGNIFICANT ACCOUNTING POLICIES

        Nature of business of Plan Sponsor: Daktronics, Inc. (the “Company”) and its subsidiaries, the sponsoring employer companies, are engaged principally in the design, manufacture, and sales of computer-programmable information display systems.

        Basis of accounting: The accompanying financial statements are prepared on the accrual basis of accounting.

        Use of estimates: The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

        Investment valuation and income recognition: The Daktronics, Inc. 401(k) Plan (the “Plan”) investments are stated at fair value as determined by quoted market prices on the last business day of the Plan period. Participant notes receivable are valued at their outstanding balances, which approximates fair value.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        Payment of benefits: Benefits are recorded when paid.

   Note 2. INFORMATION REGARDING THE PLAN

        The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

        General: The Plan is a defined contribution plan providing benefits for substantially all employees of Daktronics, Inc. and its U.S. based subsidiaries (the Company) who have attained 21 years of age and have completed one year of service. Notwithstanding to preceding employees are eligible to make salary deferrals to the Plan upon completion of three months of service and attainment of 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        Administration: The Company has appointed an Administrative Committee to manage the day-to-day operation and administration of the Plan and an Investment Committee to select and monitor the investments of the Plan.

        Plan amendments: Effective January 1, 2003, the Plan was amended to change the Plan year-end from December 31 to April 30.

        Participant’s contributions: Participants may elect to have the Company contribute a percentage of their eligible pre-tax compensation not to exceed the maximum amount allowable under the Code. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.

        Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

        Employer contributions: The Company may make discretionary profit sharing matching contributions to the accounts of eligible participants as defined in the Plan and as approved by the Board of Directors. In the twelve and four months ending April 30, 2004 and April 30, 2003, respectively, the Company match was 50% of the first 6% of each eligible participant’s contribution. No discretionary profit sharing contributions were made for the four months ended April 30, 2003. An additional discretionary profit share contribution was made for year ended April 30, 2004 equal to 2% of pay to a maximum of $187.50 per quarter per participant.

        Participants accounts: Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefits that can be provided from the participant’s vested account.

        Vesting: Participants are immediately vested in their voluntary contributions, including rollover contributions from other qualified plans, plus actual earnings thereon. The remainder of their accounts are vested according to the number of years of continuous service. In general, the employee’s accounts become fully vested after five years of credited service, vesting at the rate of twenty percent per year commencing after one year of service.

        Payment of benefits: The participant’s benefits are based on the amount in the individual’s account and the vesting policy described above. Upon termination, the participants or beneficiaries may receive their total benefits in a lump sum amount equal to the value of the participants vested interest in their account as soon as administratively possible. The Plan allows for the automatic lump sum distribution of participant vested account balances that do not exceed $5,000.

        Investment fund information: Participants may individually direct employee contributions in various mutual funds, common/collective trusts, money market accounts and Daktronics, Inc. common stock. Participants may change their investment options daily.

        Participant loans: Participants may borrow from their accounts up to a maximum equal to the lessor of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment funds from (to) the participant notes fund. Loan terms range from one to five years, or longer for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a commercially reasonable rate of interest, which the Employer has determined to be the prime rate as determined by the Plan’s Trustee. Changes in the prime rate are implemented by the Trustee when it is reasonably administratively feasible to do so. Principal and interest is paid ratably no less than biweekly through payroll deductions.

        Forfeited accounts: During the year and four month periods ended April 30, 2004 and April 30, 2003, respectively, forfeitures due to the non-vested accounts of terminated participants of $7,364 and $16,151 were used to reduce employer contributions.

        The Company paid $1,875 in administrative expenses for the trustee, accounting and legal fees for the Plan during the four months ended April 30,2003. No administrative expenses were paid by the company during fiscal year 2004. If not paid by the Company, such expenses become the responsibility of the Plan.

Note 3. INVESTMENTS

        During the year ended April 30, 2004 and the four month period ended April 30, 2003, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	April 30, 2004	April 30, 2003

Common Stock	$7,877,420	$777,995
Common Collective Trust	31,909	9,132
Mutual Funds	2,016,171	140,813

	$9,925,500	$927,940

        Investments that represent 5% or more of the fair value Plan’s net assets as of April 30, 2004 and April 30, 2003 are as follows:

	April 30, 2004	April 30, 2003

Investments, at fair value:
Daktronics, Inc. common stock	$22,296,468	$15,289,435
The Investment Company of America Fund	3,416,992	2,700,439
The Growth Fund of America Fund	2,127,303	1,417,419
Euro Pac Growth Fund	2,136,582	1,400,038
MFS Total Return Fund	**	1,413,298

** Investment did not reach 5% threshold

        Information about the net assets and the significant components of changes in net assets related to the non-participant-directed investment is as follows:

	April 30, 2004	April 30, 2003

Investments, at fair value:
Daktronics, Inc. common stock	$22,296,468	$15,289,435

	April 30, 2004	April 30, 2003

Changes in net assets due to:
Contributions	$341,258	$460,587
Net realized and unrealized appreciation in fair value	7,877,420	770,642
Distributions to participants	(1,245,555)	(680,453)

	$6,973,123	$550,776

        The above includes both participant and non-participant directed activity related to the investment in Company stock. Effective December 17, 2003, the employer match became entirely participant directed.

Note 4. PLAN TERMINATION

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

Note 5. TAX STATUS

        The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated August 30, 2001 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002 – 6 and Announcement 2001 – 77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter, Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The plan sponsor has indicated that it will take the necessary steps to maintain the Plan’s qualified status.

Note 6. RISKS AND UNCERTAINTIES

        The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statements of net assets available for benefits.

DAKTRONICS, INC. 401(k) PLAN
EIN-46-0306862 PLAN 002
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
APRIL 30, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Shares	Cost	Current Value

Common Stock:	1,050,234	$3,507,641	$22,296,468
Daktronics, Inc. Common Stock:*
Common collective trust:
Wells Fargo Stable Return Fund*	22,718	774,352	809,271
Mutual Funds
Pimco Total Return Fund	79,289	858,257	846,018
Euro Pacific Growth Fund	68,700	1,996,942	2,136,582
Growth Fund of America Fund	85,058	2,028,312	2,127,303
Investment Company of America Fund	119,059	5,182,448	3,416,992
Lord Abbett Mid-Cap Value Fund	17,145	288,023	339,470
MFS Total Return Fund	112,501	1,528,313	1,697,642
T Rowe Price Mid-Cap Growth Fund	10,247	411,675	448,491
T Rowe Price Small Capitalization Fund	36,216	875,033	1,029,258
Wells Fargo Index Fund*	1,816	74,156	81,032

		14,017,511	12,932,059
Money market mutual fund:
Wells Fargo Short-term Money Market Fund*	1,354,957	$1,354,957	$1,354,957
Participant notes receivable:
with interest rates ranging from
4.25% to 10.5%, maturing through
January, 2013		$607,455	$607,455

		$19,487,564	$37,190,939

*Indicates a party-in-interest to the plan.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DAKTRONICS, INC. 401(k) PLAN

By:	/s/ William R. Retterath
William R. Retterath, Chief Financial Officer

Date: October 28, 2004

        Pursuant to the requirements of the Securities Act of 1933, the Plan Administrator is responsible for administering the Daktronics, Inc. 401(k) Plan has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Brookings, state of South Dakota, on this 28 day of October, 2004.

DAKTRONICS, INC. 401(k) PLAN

By:	/s/ Carla S. Gatzke
Carla S. Gatzke
Plan Administrator

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James B. Morgan and William R. Retterath, or either of them, his or her attorney-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments (including all post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

By /s/ James B. Morgan	Chief Executive Officer & Director (principal executive officer)	October 28, 2004

James B. Morgan

By /s/ William R. Retterath	Chief Financial Officer (principal financial and accounting officer)	October 28, 2004

William R. Retterath

By /s/ Aelred J. Kurtenbach	Director & Chairman of the Board	October 28, 2004

Aelred J. Kurtenbach

By /s/ Roland J. Jensen	Director	October 28, 2004

Roland J. Jensen

By /s/ Frank J. Kurtenbach	Director	October 28, 2004

Frank J. Kurtenbach

By /s/ John L. Mulligan	Director	October 28, 2004

John L. Mulligan

By /s/ Robert G. Dutcher	Director	October 28, 2004

Robert G. Dutcher

By /s/ Duane E. Sander	Director	October 28, 2004

Duane E. Sander

By /s/ Nancy D. Frame	Director	October 28, 2004

Nancy D. Frame

By /s/ James A. Vellenga	Director	October 28, 2004

James A. Vellenga